FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address:

Sol Strategies Inc. ("Sol Strategies" or the "Company")
217 Queen Street West, Suite 401

Toronto, Ontario M5V 0R2

Item 2 - Date of Material Change:

March 17, 2025

Item 3 - News Release:

The news releases announcing the material change referred to in this report were disseminated over Newsfile on March 10, 2025 and March 17 , 2025 and filed under the profile of the Company on the SEDAR+ website at www.sedarplus.ca.

Item 4 - Summary of Material Change:

On March 10, 2025, the Company announced that it entered into a definitive agreement dated March 7, 2025 to acquire three validators and certain assets related to the validators from Michael Hubbard (the "Acquisition"). In addition to the validators, Michael Hubbard joined as the Company's new Chief Strategy Officer. The Acquisition was completed on March 17, 2025.

Item 5 - Full Description of Material Change:

5.1 Full Description of Material Change

On March 10, 2025, the Company announced that it entered into an asset purchase agreement dated March 7, 2025 for the purchase and sale of three blockchain validators and certain other assets listed in the asset purchase agreement (the "Acquisition") with Michael Hubbard (the "Seller").

In consideration for the purchased assets, the Company paid the Seller CAD$5,000,000 and issued 5,000,000 common shares in the capital of the Company ("Common Shares") to the Seller at closing of the Acquisition. The Company also issued 4,500,000 common share purchase warrants to the Seller, each exercisable into one Common Share and vesting monthly over a 36-month period following the closing of the Acquisition. An additional 5,000,000 Common Shares will be issued to the Seller on the one-year anniversary of the Acquisition.

The Acquisition was completed on March 17, 2025 and Sol Strategies assumed full operational control of the purchased validators and related purchased assets. In addition to the Acquisition, Michael Hubbard joined as the Company's new Chief Strategy Officer.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

Doug Harris, Chief Financial Officer
416-480-2488
doug@solstrategies.io

Item 9 - Date of Report:

March 17, 2025